U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 19334,
                      Section 17(a) of the Public Utility
                  Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940

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                  FORM 4
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[ ] CHECK THIS BOX IF NO LONGER                                OMB APPROVAL
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1. Name and Address of Reporting Person*

      Maroley Media Group LLC
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    (Last)     (First)     (Middle)

    70 East 55th Street, 26th Floor
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               (Street)

    New York       NY         10022
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    (City)       (State)      (Zip)


2.  Issuer Name and Ticker or Trading Symbol

     Platinum Entertainment, Inc./PTET
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3.   IRS or Social Security Number of Reporting Person (Voluntary)

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4.   Statement of Month/Year

          June 1988
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5.   If Amendment, Date or Original (Month/Year)

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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

            Director                    X  10% Owner (7)
       ----                           ----
            Officer (give title below)     Other (specify below)
       ----                           ----


7.   Individual or Join/Group Filing (Check Applicable Line)

        X     Form filed by One Reporting Person
      -----
              Form filed by More than One Reporting Person
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Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Security      2.   Transaction Date   3. Transaction Code   4. Securities Acquired (A) or Disposed of (D)
        (Instr. 3)               (Month/Day/Year)         (Instr. 8)                    (Instr. 3, 4 and 5)
     -----------------           ----------------      ----------------      ------------------------------------------

                                                          Code    V              Amount      (A) or (D)      Price
                                                          ----   ---             ------      ----------      -----
     Common Stock                    6/29/98               P                     100,000         A           $6.75



               5.   Amount of Securities Beneficially       6.      Ownership Form:               7.    Nature of Indirect
                    Owned at End of Month                        Direct (D) or Indirect (I)             Beneficial Ownership
                    (Instr. 3 and 4)                                   (Instr. 4)                           (Instr. 4)
                    ---------------------------------            -------------------------             --------------------

     Common Stock                   100,000                                D


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Reminder Report on a separate line for each class of securities beneficially owned directly or indirectly

*   If the form is filed by more than one reporting person, see Instruction
    4(b)(v).

TABLE II-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

                                   2.   Conversion or
1.   Title of Derivative                Exercise Price of         3. Transaction Date    4.  Transaction Code
     Security (Instr. 3)                Derivative Security          (Month/Day/Year)         (Instr. 8)
     -------------------                -------------------          ----------------         ----------

                                                                                              Code       V
                                                                                              ----       -
Series B Convertible                            (1)                    12/12/97                 A
Preferred Stock

Common Stock Purchase                           (4)                    12/12/97                 A
Warrant



                      5. Number of Derivative
                         Securities Acquired (A)   6. Date Exercisable and       7. Title and Amount of
                         or Disposed of (D)           Expiration Date               Underlying Securities  8.  Price of Derivative
                         (Instr. 3, 4 and 5)          (Month/Day/Year)              (Instr. 3 and 4)           Security (Instr. 5)
                         -------------------          ----------------              ----------------           -------------------

                                                      Date           Expiration              Amount or
                           (A)        (D)             Exercisable    Date         Title      Number of Shares
                           ---        ---             -----------    ----         -----      ----------------

Series B Convertible       (2)                          (3)           (3)         Common           (2)
Preferred Stock                                                                   Stock

Common Stock Purchase      1,800,000                    (5)           (5)         Common       1,800,000
Warrant                                                                           Stock




                      9.   Number of Derivative          10.  Ownership Form                11.  Nature of Indirect
                           Securities Beneficially            of Derivative Security:            Beneficial Ownership
                           Owned at End of Month              Direct (D) or Indirect (I)         (Instr. 4)
                          (Instr. 4)                         (Instr. 4)

Series B Convertible          (2)                                 I                                  (6)
Preferred Stock

Common Stock Purchase       1,800,000                             I                                  (6)
Warrant

Explanation of Responses:

See Exhibit I.

Maroley Media Group LLC
/s/ Andrew B. Lipsher                                   July 24, 1998
----------------------------------------          ---------------------------
**Signature of Reporting Person                            (Date)

By:  Andrew B. Lipsher
Title:  Executive Vice President


** Intentional misstatements or omission of facts constitute Federal Criminal Violations. See. 18 (U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

Exhibit I.


Explanation of Responses:

(1) The Conversion Price is equal to the lesser of (i) $5.9375 per share of Common Stock (the "Initial Preferred Stock Exercise Price") and (ii) 100% of the average of the daily closing price per share of Common Stock for the 30 consecutive trading days following the public release by the Issuer of its consolidated earnings statement for the 1998 fiscal year (the "Thirty Day Period").

(2) The number of shares of Common Stock issuable upon conversion of a share of the Series B Convertible Preferred Stock will be such number as is equal to the quotient obtained by dividing the then applicable redemption value of such share ($1,000 liquidation value per share plus accrued and unpaid dividends) by the Conversion Price. This report relates to 10,000 shares of Series B Convertible Preferred Stock.

(3) Shares of Series B Convertible Preferred Stock are convertible into shares of Common Stock commencing on December 12, 1999, and at any time thereafter.

(4) Common Stock underlying the Warrant may be purchased at a price (the "Exercise Price") equal to the lesser of (i) $6.25 per share of Common Stock (the "Initial Warrant Exercise Price") and (ii) 82.5% of the average of the daily closing price per share of Common Stock for the Thirty Day Period. Notwithstanding the foregoing, if at any time prior to the expiration of the Thirty Day Period, no shares of Series B Convertible Stock remain outstanding the Exercise Price will be the Initial Warrant Exercise Price.

(5) The Common Stock Purchase Warrant (the "Warrant") is exercisable at any time on or after December 12, 1997 until October 31, 2007.

(6) Owned by MAC Music LLC ("MAC"). The Reporting Person is a managing member of MAC and, therefore, may be deemed to be the beneficial owner of such securities. The Reporting Person disclaims beneficial ownership of such securities, except to the extent of its pecuniary interest in MAC.

(7) The Reporting Person disclaims beneficial ownership of any securities owned by MAC, except as provided in Note 6 above.